Exhibit 99.3

Signet Group plc

Registered in England No. 477692

Registered Office:
15 Golden Square
London W1F 9JG

30 April 2007

Dear Shareholder

Your right to receive the full Annual Reports and Accounts each year

This letter accompanies various documents sent to you as a new Signet Group plc shareholder. They include our annual reports and accounts (“the full Annual Reports and Accounts”) for the year ended 3 February 2007 and a shorter document which is our annual review (“the Annual Review and Summary Financial Statement”) for the same year.

Whilst you remain a shareholder you will have the right to have posted to you free of charge our full Annual Reports and Accounts for subsequent years, provided that you have notified us in an appropriate manner that you wish to do so.

In the absence of such a notification, you will be sent each year by post the Annual Review and Summary Financial Statement instead. The enclosed Annual Review and Summary Financial Statement is the shorter type of document that you would receive. If you have access to the internet, you will be able to view and download the latest full Annual Reports and Accounts on our website at www.signetgroupplc.com.

The Summary Financial Statement for a financial year will contain:

(1) a summary of the Company’s operating reviews, key performance indicators, income statement, balance sheet, Report of the directors and the Directors’ remuneration report for that year; and

(2) a statement by the Company’s auditor as to whether the Summary Financial Statement is consistent with the full Annual Reports and Accounts for the year in question, whether it complies with relevant companies legislation and regulations and whether its report on the full Annual Reports and Accounts was qualified.

A Summary Financial Statement will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company as would be provided by the full Annual Reports and Accounts.

If you wish to receive by post a copy of the full Annual Reports and Accounts for the next financial year ending 2 February 2008 and for subsequent financial years whilst you remain a shareholder, you should complete the attached card and return it to our registrars, Capita Registrars, in accordance with the instructions printed on it.

Yours faithfully By Order of the Board

M A Jenkins Group Company Secretary